NO ACT

PE
1-13-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025676

DIVISION OF
CORPORATION FINANCE

March 7, 2012

Received SEC
MAR 0 7 2012
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-7-12

Stacy S. Ingram
The Home Depot, Inc.
stacy_ingram@homedepot.com

Re: The Home Depot, Inc.
Incoming letter dated January 13, 2012

Dear Ms. Ingram:

This is in response to your letter dated January 13, 2012 concerning the shareholder proposal submitted to Home Depot by John Chevedden. We also have received letters from the proponent dated January 15, 2012, January 26, 2012 and February 5, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 7, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Home Depot, Inc.
Incoming letter dated January 13, 2012

The proposal requests that the board take the steps necessary to strengthen the shareholder right to act by written consent. The proposal seeks removal of the requirement that a percentage of shares ask for a record date and the requirement that all shareholders must be solicited.

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Home Depot's practices and policies do not compare favorably with the guidelines of the proposal and that Home Depot has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***   *** FISMA & OMB Memorandum M-07-16 ***

February 5, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Home Depot, Inc. (HD)
Unfettered Written Consent v.
Impracticable Written Consent
John Chevedden

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

In 2011 the company adopted an impracticable baby-step written consent proposal. The company incredibly claims that its 2011 impracticable baby-step written consent proposal entitles it to unlimited no action relief regarding all future rule 14a-8 proposals for written consent.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Stacy S. Ingram <Stacy_S_Ingram@homedepot.com>

[HD: Rule 14a-8 Proposal, December 13, 2011]
3* – Shareholder Action by Written Consent

Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen the shareholder right to act by written consent adopted after our 2011 annual meeting. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited.

Our current requirement that all shareholders be solicited deters all but the most aggressive and well-heeled from initiating shareholder action by written consent. Arguably requiring that all shareholders be solicited is nothing more than nullification of written consent.

The written consent proposal won 52% support at our 2010 annual meeting. the 2010 proposal did not call for provisions that would hobble the use of shareholder action by written consent.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

Our directors Armando Codina and Karen Katen were on the GM board together while GM stock lost 90% of its value. Codina and Katen were still on our nomination committee and Codina was also on our executive pay committee. Codina received our highest negative votes as he went into double-digit territory in negative votes.

The Corporate Library, an independent investment research firm, said our executives continued to receive market-priced options that simply vested with the passage of time. Market-priced options may provide lucrative financial rewards due to a rising market alone, regardless of an executive's performance. Our CEO Francis Blake was potentially entitled to $37 million if there was a change in control.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Home Depot, Inc. (HD)
Unfettered Written Consent v.
Unworkable Written Consent
John Chevedden

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The company cited no precedent where a company might have received no action relief for a written consent proposal when a company had not taken any related governance action since the time period of the previous annual meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Stacy S. Ingram <Stacy_S_Ingram@homedepot.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 15, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Home Depot, Inc. (HD)
Unfettered Written Consent v.
Unworkable Written Consent
John Chevedden

Ladies and Gentlemen:

This responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The company is attempting to scuttle this proposal for a real right of written consent by citing that it previously gave shareholders an unattainable "right" of written consent. The written consent the company previously adopted is an unworkable fake chance of written consent except under rare circumstances.

This is illustrated by this quote from "Tracking Written Consent," *Corporate Board Member*, Fourth Quarter 2011, by Ken Stier:

" 'It looks to me from the way they have drafted this [Home Depot's 2011 written consent with record date and soliciting all shareholders provisions] that they want this to be something that is not economical to use and [can serve as] a screening mechanism that will screen out everybody who is not super motivated, super serious, and very well heeled,' says Beth Young, who is a senior research associate with GovernanceMetrics International. Based on past campaigns, she says it is completely impractical to solicit all shareholders. 'I have worked on campaigns of this kind where we [were] trying very hard to hold costs down and it [was] still close to $100,000, and that's doing a lot of the work yourself,' recalls Young, a former shareholder initiatives coordinator in the AFL-CIO's Office of Investment."

If every company in the S&P 500 adopted the previously adopted Home Depot "written consent" then perhaps there would be a chance of one solitary use of written consent in a decade.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Stacy S. Ingram <Stacy_S_Ingram@homedepot.com>

[HD: Rule 14a-8 Proposal, December 13, 2011]

3* – Shareholder Action by Written Consent

Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen the shareholder right to act by written consent adopted after our 2011 annual meeting. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited.

Our current requirement that all shareholders be solicited deters all but the most aggressive and well-heeled from initiating shareholder action by written consent. Arguably requiring that all shareholders be solicited is nothing more than nullification of written consent.

The written consent proposal won 52% support at our 2010 annual meeting. the 2010 proposal did not call for provisions that would hobble the use of shareholder action by written consent.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

Our directors Armando Codina and Karen Katen were on the GM board together while GM stock lost 90% of its value. Codina and Katen were still on our nomination committee and Codina was also on our executive pay committee. Codina received our highest negative votes as he went into double-digit territory in negative votes.

The Corporate Library, an independent investment research firm, said our executives continued to receive market-priced options that simply vested with the passage of time. Market-priced options may provide lucrative financial rewards due to a rising market alone, regardless of an executive's performance. Our CEO Francis Blake was potentially entitled to $37 million if there was a change in control.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

January 13, 2012

Stacy S. Ingram
Senior Counsel – Corporate and Securities Practice Group

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc.
Shareholder Proposal Submitted by John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the intention of The Home Depot, Inc. (the "Company") to exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from John Chevedden (the "Proponent"). In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission prior to 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission (on or about April 2, 2012); and

- concurrently sent a copy of this letter via email to the Proponent as notice of the Company's intent to exclude the Proposal from the 2012 Proxy Materials.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents submit to the Commission or the Staff with regard to company requests such as this. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit correspondence to the Commission or the Staff with respect to this request, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states as follows:

"Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen the shareholder right to act by written consent adopted after our 2011 annual meeting. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited."

A copy of the Proposal and related supporting statement, as well as related correspondence between the Company and the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company respectfully requests the Staff to concur in its view that the Proposal may be excluded from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Release No. 34-12598 (July 7, 1976). As evidenced by the no-action letters cited below, the Staff has consistently found proposals to have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. In *Texaco, Inc.* (avail. Mar. 28, 1991), the Staff noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal."

Under Staff precedent, a company's actions do not have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. *See e.g. Texaco, Inc.* (avail. March 28, 1991) (proposal requesting the company to adopt a set of environmental guidelines that involved implementing operational and managerial programs as well as making periodic assessments and reviews was substantially implemented where the company had adopted policies, practices and procedures that addressed the operational and managerial programs and provided for periodic assessment and review as outlined by the guidelines in the proposal); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007) (proposal requesting the board to declassify its board "in the most expeditious manner possible" was substantially implemented by the adoption of an amendment to the company's charter to phase out its classified board); *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting the board to permit shareholders to call a special meeting was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the business to be addressed at the special meeting had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal requesting the company to confirm that all current and future U.S. employees were legal workers was substantially implemented because the company had verified that 91% of its domestic workforce were legal workers); *Intel Corp.* (avail. Mar. 11, 2003) (proposal requesting the board to submit all equity compensation plans or amendments to add shares to those plans to a shareholder vote was substantially implemented by policy to submit the adoption or amendment of an equity compensation plan to shareholder vote that would result in material potential dilution); and *Talbots Inc.* (avail. Apr. 5, 2002) (proposal requesting the company to commit itself to implementation of a code of conduct based on International Labor Organization human rights standards was substantially implemented where the company had established its own business practice standards).

The essential objective of the Proposal is that the shareholders have a meaningful right to act by written consent. However, this objective was fully implemented by the adoption by the Company's shareholders at the 2011 Annual Meeting of Shareholders of an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Charter") that specifically gives shareholders this right. New paragraph 5 of Article SIXTH of the Charter provides as follows:

> Any action required to be taken at any annual or special meeting of stockholders of the Corporation or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting and without a vote if, in accordance with the by-laws, (a) record holders of shares representing at least 25% of the outstanding common stock of the Corporation have submitted a written request to the Secretary of the Corporation asking that the Board of Directors establish a record date for the proposed action by stockholders and including the information with respect to such action and such holders as would be required by the by-laws if such holders were requesting the call of a special meeting, (b) the Board of Directors fixes such a record date or has failed to do so within ten (10) days after the date on which such request was received by the Secretary of the Corporation, (c) consents are solicited by the stockholders proposing to take such action from all holders of shares and (d) consents in writing, setting forth the action so taken, are delivered to the Corporation and not revoked, and are signed by the holders of outstanding stock on such record date having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting.

This provision was submitted by the Company's management to the Company's shareholders at the 2011 Annual Meeting in response to shareholder approval of a proposal by Mr. Kenneth Steiner at the Company's 2010 Annual Meeting of Shareholders. Mr. Steiner's proposal requested the Company's Board of Directors to "undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law." New paragraph 5 of Article SIXTH does exactly that, with the addition of two procedural requirements in the interest of fundamental fairness to all shareholders (as discussed in greater detail below): (1) holders of at least 25% of the Company's outstanding shares must first request the Company's Board of Directors to set a record date determining which shareholders are entitled to act by written consent and (2) consents must be solicited from all shareholders. New paragraph 5 of Article SIXTH clearly gives shareholders the right "to act by the written consent of a majority of our shares outstanding to the extent permitted by law," as requested by Mr. Steiner. The Proponent simply disagrees in some respects with the form in which this right was implemented by the Company, and the Proposal sets forth the particular way in which he would like to see this right adjusted so it is more to his liking. However, as set forth above, when the company has met the essential objective of the proposal, the proposal may be excluded as substantially implemented in reliance on Rule 14a-8(i)(10) even where the proposal has been implemented in a manner that does not correspond exactly with the proponent's request. *See e.g. Texaco, Inc.* (avail. March 28, 1991).

The Staff has permitted exclusion of proposals with objectives similar to the Proposal where a company had substantially implemented the proposal by giving its shareholders the right to act by written consent provided that certain procedural mechanisms or voting thresholds were met. *See e.g. Omnicom Group Inc.* (avail. March 29, 2011) (proposal requesting shareholders be permitted to act by written consent of a majority of the company's shares outstanding to the extent permitted by law was substantially implemented by the company's proposal permitting shareholders to act by written consent of a majority of outstanding shares provided that the shareholder(s) proposing to take such action gives notice to the company of the proposed action not less than ninety days before the proposed effective date of the action); *Exxon Mobil Corporation* (avail. March 19, 2010) (proposal requesting shareholders be permitted to act by written consent of a majority of the company's shares outstanding to the extent permitted by law was substantially implemented where company permitted shareholders to act by written consent of a majority of outstanding shares except that two-thirds vote of Class B Preferred Stock was required on any proposed amendment to the charter that would adversely affect the preferences, special rights or powers of the Class B Preferred stock); and *Mattel, Inc.* (avail. Feb. 3, 2010) (proposal requesting shareholders be permitted to act by written consent of a majority of the company's shares outstanding to the extent permitted by law was substantially implemented where company permitted shareholders to act by written consent of a majority of outstanding shares except that two-thirds vote of any series of preferred stock was required on any proposed amendment to the charter that would adversely affect the preferences, special rights or powers of such series).

The Proponent's request that the Company "strengthen the shareholder right to act by written consent" by removing any procedural requirements is intended to accomplish what the proponents in *Exxon, Mattel* and *Omnicom* were trying to accomplish. Exxon and Mattel both already permitted shareholders to act by written consent, but the proponent, in each case, wanted to remove a procedural restriction that ensured fairness to the shareholders by requiring that action by written consent to be taken by more than a majority of outstanding shares in certain instances. Similarly, in *Omnicom*, the Company proposed to permit shareholders to act by written consent of a majority of outstanding shares, but the proponent refused to withdraw his proposal as he apparently wanted to remove the requirement for 90 days' advance notice to the company of the action proposed to be taken by written consent. The Proponent, like the proponents in *Exxon* and *Mattel* and *Omnicom*, seeks to require the Company to give shareholders a completely unrestricted right to act by written consent and appears to hold the view that any procedural safeguards prevent shareholders from enjoying a meaningful right to act by written consent. In each of *Exxon, Mattel, Omnicom* and in the instant case, the proponent asked the company to adopt shareholder action by written consent in the precise manner he desired, without any restrictions whatsoever, rather than in the manner in which the company, and in the instant case, the Company's shareholders, chose to adopt it. However, the Staff has not required a company to remove all restrictions on the right of shareholders to act by written consent in order to have substantially implemented a proposal requesting an unrestricted right of shareholders to act by written consent so long as the nature of the restrictions were procedural and/or related to voting thresholds. *See e.g. Exxon Mobil Corporation, Mattel, Inc.* and *Omnicom Group, Inc.*

Here, the Company has substantially implemented the Proposal under Rule 14a-8(i)(10) because, like the companies in *Exxon, Mattel* and *Omnicom*, the Company has given its shareholders a meaningful right limited only by restrictions of a procedural nature. The Company's shareholders enjoy the ability to act by written consent on any matter that could be voted on at any annual or special meeting of shareholders with the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voting. The two requirements for exercising that ability are both procedural mechanisms that are designed simply to ensure that the written consent process is initiated by holders of a minimum number of shares and gives all shareholders the opportunity to participate.

The Company is aware that the Staff has previously denied a no-action request relating to a shareholder proposal requesting that shareholders be given a meaningful right to act by written consent where the company's charter required that the action proposed for shareholder written consent must first have been approved by a majority of the continuing directors. *The Boeing Company* (avail. Feb. 4, 2011). The Company believes that its Charter provision for shareholder written consent is clearly distinguishable from that in *Boeing* in that the Company's provision contains no prior approval by the Board of Directors on the subject matter of any shareholder action by written consent. The Company's shareholders may take action by written consent with respect to any action which may be taken by them at any annual or special meeting of the shareholders. Furthermore, the involvement of the Company's Board of Directors is limited to setting a record date in order to determine which shareholders are entitled to act by written consent in accordance with Section 213(b) of the General Corporation Law of the State of Delaware. The Board of Directors has no discretion as to whether or not to set the record date, but rather the Board of Directors is required to adopt a resolution fixing the record date within ten (10) days after receipt of a valid request to do so. Thus, similar to the process accompanying the right of Omnicom's shareholders to take action by written consent, the mechanism for the Company's shareholders to take action by written consent is procedural rather than substantive in nature.

CONCLUSION

Based on the foregoing analysis and in light of the Company's Charter provision which gives shareholders the right to act by written consent with respect to any matter that could be acted upon at any annual or special shareholder meeting and with the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting, the Company believes that it has substantially implemented the essential objective of the Proposal and that it therefore may omit the Proposal from its 2012 Proxy Materials in reliance on paragraph (i)(10) of Rule 14a-8. The Company therefore respectfully requests that the Staff not recommend any enforcement action if the Company omits the Proposal from such proxy materials.

To facilitate transmission of the Staff's response to this request, my email address is stacy_ingram@homedepot.com and the Proponent's email address is *** FISMA & OMB Memorandum M-07-16 *** If we can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (770) 384-2858. Thank you for your consideration of this request.

Very truly yours,

Stacy S. Ingram
Assistant Secretary & Senior Counsel,
Corporate and Securities
The Home Depot, Inc.

cc: Mr. John Chevedden

2487285v3

Exhibit A

Copy of Proposal and Supporting Statement,
as well as related correspondence between the Company and the Proponent

Ingram, Stacy

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 16, 2011 3:24 PM
To: Ingram, Stacy
Cc: Finger, Ben; Adam E Berry
Subject: Rule 14a-8 Proposal (HD) nfn
Attachments: CCE00006.pdf

Follow Up Flag: Follow up
Flag Status: Completed

Dear Ms. Ingram, Attached is rule 14a-8 proposal stock ownership letter. Please let me know on Monday whether there is any question.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Francis S. Blake
Chairman of the Board
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd NW
Atlanta GA 30339

Dear Mr. Blake,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

December 13, 2011
Date

cc: Jack A. VanWoerkom
Corporate Secretary
Stacy Ingram <stacy_ingram@homedepot.com>
Ben Finger <Ben_Finger@HomeDepot.com>
Adam E Berry <adam_e_berry@homedepot.com>
Phone: 770 433-8211
FX: 770-384-5842

[HD: Rule 14a-8 Proposal, December 13, 2011]

3* – Shareholder Action by Written Consent

Resolved, Shareholders request that our board takes the steps necessary (excluding steps that must be taken by shareholders) to strengthen the shareholder right to act by written consent adopted after our 2011 annual meeting. This proposal would include removal of the requirement that a percentage of shares ask for a record date to be set and removal of the requirement that all shareholders must be solicited.

Our current requirement that all shareholders be solicited deters all but the most aggressive and well-heeled from initiating shareholder action by written consent. Arguably requiring that all shareholders be solicited is nothing more than nullification of written consent.

The written consent proposal won 52% support at our 2010 annual meeting. the 2010 proposal did not call for provisions that would hobble the use of shareholder action by written consent.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

Our directors Armando Codina and Karen Katen were on the GM board together while GM stock lost 90% of its value. Codina and Katen were still on our nomination committee and Codina was also on our executive pay committee. Codina received our highest negative votes as he went into double-digit territory in negative votes.

The Corporate Library, an independent investment research firm, said our executives continued to receive market-priced options that simply vested with the passage of time. Market-priced options may provide lucrative financial rewards due to a rising market alone, regardless of an executive's performance. Our CEO Francis Blake was potentially entitled to $37 million if there was a change in control.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Ingram, Stacy

From: Ingram, Stacy
Sent: Wednesday, December 14, 2011 4:10 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Finger, Ben
Subject: RE: Rule 14a-8 Proposal (HD)
Attachments: Proof of Ownership request_2397051_1.PDF; Rule 14a-8 (October 2011)_2395075_1.PDF

Mr. Chevedden,

We have received your proposal dated December 13, 2011. Please see the attached request for proof of ownership of The Home Depot common stock.

Thank you,

Stacy S. Ingram
Sr. Counsel - Corporate & Securities
The Home Depot
2455 Paces Ferry Road, C-20
Atlanta, GA 30339
Ph: (770) 384-2858
Cell: (404) 797-7180
Fax: (770) 384-5842
stacy_ingram@homedepot.com

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 13, 2011 4:22 PM
To: Ingram, Stacy
Cc: Finger, Ben; Adam E Berry
Subject: Rule 14a-8 Proposal (HD)

Dear Ms. Ingram,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

December 14, 2011

Stacy Ingram
Senior Counsel – Corporate and Securities

VIA E-MAIL & OVERNIGHT MAIL

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing in response to your correspondence received by email dated December 13, 2011, addressed to Mr. Francis S. Blake, Chairman of the Board of The Home Depot, Inc. (the "Company"), regarding your proposal concerning shareholder action by written consent.

Before we can process your proposal, we need to confirm that it satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934. Rule 14a-8(b) requires that you prove eligibility by submitting a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, you continuously held at least $2,000 in market value of the Company's securities for at least one year.

As required by statute, please send us such proof of ownership within *14 calendar days* of receiving this letter. Ownership documentation may be sent to me via fax or e-mail at the contact information listed above. For your reference, I am enclosing a copy of Rule 14a-8.

Should you require any additional information or if you would like to discuss this matter, please call me at (770) 384-2858. In addition, please note that Mr. VanWoerkom is no longer Corporate Secretary of the Company – that position is now held by Teresa Wynn Roseborough, who recently joined the Company as its Executive Vice President, General Counsel and Corporate Secretary.

Very truly yours,

Stacy Ingram

Enclosure
cc: Teresa Wynn Roseborough

USA
Proud Sponsor

2395967v1

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year

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*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. *See SEC Release Nos. 33-9259; 34-65343;* IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to Paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

> ***Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

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*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

P.O. BOX 770001
CINCINNATI, OH 45277-0045

NATIONAL FINANCIAL℠

Post-it® Fax Note 7671	Date 12-16-11	# of pages ▶
To Stacy Ingram	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 770-384-5842	Fax #	

December 16, 2011

John R. Chevedden
Via facsimile to ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 70 shares of Fiserv Inc. (CUSIP: 337738108) since November 29, 2010 and no less than 50 shares of Stericycle, Inc. (CUSIP: 858912108) since December 7, 2010. I can also confirm that according to our records Mr. Chevedden has held no less than 300 shares of Chiquita Brands International Inc. (CUSIP: 170032809) since December 9, 2010 and no less than 100 shares of Home Depot Inc. (CUSIP: 437076102) since November 1, 2010. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W523543-16DEC11